UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                               Fingermatrix, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    317929107
                                 (CUSIP Number)

                                 ---------------

                                 With a copy to:

                             Jerold K. Levien, Esq.
                               425 Madison Avenue
                                    Suite 700
                               New York, NY 10017
                                 (212) 308-2555
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 25 Pages)

CUSIP No.    317929107          13D                       Page   2 of  25  Pages
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This filing amends the Issuer's Schedule 13D, initially filed on September 8,
1999 to provide the Exhibits required under Item 7.

Item 7.     Material to be filed as Exhibits

         (a) Agreement and Plan of Reorganization dated April 28, 1999, between Fingermatrix, Inc. and The Trinity Group, Inc.

         (b) Certificate of Amendment of the Certificate of Incorporation of Fingermatrix, Inc. filed May 13, 1999.

         (c) Certificate of Correction of Certificate of Amendment to the Certificate of Incorporation of Fingermatrix, Inc. filed August 20, 1999.

   -------------------------------------------------------------------------


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             THE TRINITY GROUP, INC.

                      By:_________________________________


                      ------------------------------------
                                   Name/Title

                      ------------------------------------
                                      Date



                            THE TRINITY GROUP-I, INC.


                      By:_________________________________

                      ------------------------------------
                                   Name/Title

                      ------------------------------------
                                      Date

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CUSIP No.    317929107          13D                       Page   3  of 25  Pages
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                      ------------------------------------
                                 Grazyna B. Wnuk


                      ------------------------------------
                                      Date



                      ------------------------------------
                                 Carol Schiller


                      ------------------------------------
                                      Date


                      ------------------------------------
                                Lewis S. Schiller


                      ------------------------------------
                                      Date

CUSIP No.    317929107          13D                       Page   4 of  25  Pages
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                                    Exhibit A

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                               FINGERMATRIX, INC.

        Pursuant to Section 805 of the New York Business Corporation Law

         THE UNDERSIGNED, being all of the directors of FINGERMATRIX, INC., do hereby certify as follows:
         1. The name of the Corporation is Fingermatrix, Inc.
         2. The Certificate of Incorporation of the Corporation was filed with the Department of State of the State of New York on May 12, 1976.
         3. The Restated Certificate of Incorporation of the Corporation is hereby amended to add the Certificate of the Powers, Designations, Preferences and Rights of the Series A 2% Voting Convertible Preferred Stock of the Company, as follows:

         STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES,
PRIVILEGES, RIGHTS AND RESTRICTIONS OF THE SERIES A 2% VOTING
CONVERTIBLE REDEEMABLE PREFERRED STOCK.

The designation of, the number of shares constituting, and the rights, preferences, privileges and restrictions relating to, the Series A 2% Voting Convertible Preferred Stock are as follows:

         1. Designation and Number of Shares. The designation of this series of One Hundred Thousand (100,000) shares of preferred stock, par value $.01 per share ("Preferred Stock"), created by the Board of Directors of the Corporation pursuant to the authority granted to it by the Certificate of Incorporation of the Corporation is "Series A 2% Voting Convertible Redeemable Preferred Stock" (the "Series A Preferred Stock.") In the event that the Corporation does not issue the maximum number of shares of Series A Preferred Stock the Corporation may, from time to time, by resolution of the Board of Directors, reduce the number of shares of Series A Preferred Stock authorized, provided that no such reduction shall reduce the number of authorized shares to a number which is less than the number of shares of Series A Preferred Stock then issued or reserved for issuance. The number of shares by which the Series A Preferred Stock is reduced shall have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such stock is once more designated as part of a particular series by the Corporation's Board of Directors.

         2.       Dividend Rights.

CUSIP No.    317929107          13D                       Page   5 of  25  Pages
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                  (a) Holders of shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds of this Corporation legally available therefor, cash dividends at an annual rate of Thirteen Cents ($.13) per share, subject to the provisions of Paragraphs 2(c) and (d) of this Statement. Dividends shall be payable in quarterly installments. Such installments shall be paid on the dividend payment dates, as hereinafter defined. Dividend payment dates shall be January 1, April 1, July 1 and October 1 of each year, with the first dividend payment date being April 1, 1999. Dividends shall be payable on the dividend payment dates to holders of Series A Preferred Stock of record on the 15th day of the preceding December, March, June and September, respectively. Each quarterly period ending on a dividend payment date is referred to as a "dividend period." Dividends on the Series A Preferred Stock shall be fully cumulative and accrue, which respect to each share of Series A Preferred Stock, from the date such share of Series A Preferred Stock is originally issued.

                  (b) The amount of any dividends "accrued" on any share of Series A Preferred Stock at any dividend payment date shall be deemed to be the amount of any unpaid dividends accumulated thereon to and including such dividend payment date, whether or not earned or declared, and the amount of dividends accrued on any share of Series A Preferred Stock at any date other than a dividend payment date shall be calculated as the amount of any unpaid dividends accumulated thereon to and including the last preceding dividend payment date, whether or not earned or declared, plus an amount calculated on the basis of the annual dividend rate of Thirteen Cents ($.13) per share for the period after such last preceding dividend payment date to and including the date as of which the calculation is made.

                  (c) Except as provided in this Statement, no dividends shall be declared or paid or set aside for payment on any class or series of capital stock ranking on a parity with or junior to the Series A Preferred Stock as to dividends for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for payment thereof is set aside for such payment on the Series A Preferred for all dividends periods terminating on or prior to the dividend payment date of such dividends on any such series or class. When dividends are not paid in full upon the shares of Series A Preferred Stock and any other series of Preferred Stock of the Corporation ("Preferred Stock") ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon shares of Series A Preferred Stock and such other series of Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Stock shall in all cases bear to each other the same ratio that the accrued dividends per share on the shares of Series A Preferred Stock and such other series of Preferred Stock bear to each other. Holders of shares of Series A Preferred Stock shall not be entitled to dividends thereon, whether payable in cash, property or stock, in excess of the full cumulative dividends thereon, as provided in this Statement. No dividend on Series A Preferred Stock shall be declared or paid or set apart for payment with respect to any dividend payment date unless full dividends, including accumulated dividends, if any, on any series or class of capital stock ranking, as to dividends, prior to Series A Preferred Stock which are to have been paid on or prior to such dividend payment date have been or contemporaneously are declared and paid or declared and a sum sufficient for payment thereof has been set aside for all dividend periods for such series or class terminating on or prior to such dividend payment date.

                  (d) As long as any shares of Series A Preferred Stock are outstanding, no dividends (other than a dividend in any series or class of capital stock ranking junior to Series A

CUSIP No.    317929107          13D                       Page   6 of  25  Pages
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Preferred Stock as to both dividends and payments in the event of voluntary or involuntary dissolution, liquidation or winding up), shall be declared or paid or set aside for payment and no other distribution shall be declared or made upon any such junior series or class of capital stock, and no such junior series or class of capital stock or any series of Preferred Stock on a parity with Series A Preferred Stock as to both dividends and payments in the event of voluntary and involuntary dissolution, liquidation or winding up shall be redeemed, purchased or otherwise acquired for any consideration by the Corporation or by any subsidiary (which shall mean any corporation or entity, the majority of voting power to elect directors of which is held directly or indirectly by the Corporation ), except by conversion into or exchange for any such junior series or class of capital stock; unless, in each case, the full cumulative dividends on all outstanding shares of Series A Preferred Stock shall have been paid in full for all past dividend periods or unless the holders of a majority of the Series A Preferred Stock then outstanding shall consent thereto.

         3.       Voting Rights.

                  (a) Except as otherwise required by law, and subject to the earlier redemption of the Series A Preferred Stock, the holders of shares of Series A Preferred Stock shall vote together with the Common Stock, as if the Common Stock and the Series A Preferred Stock were a single class; provided that, in all matters, the holders of the Series A Preferred Stock shall have the right to cast such number of votes per share of Series A Preferred Stock as are equal to the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock based on the conversion rate per share of Common Stock on the record date for determining holders entitled to vote, but without regard to whether the shares of Series A Preferred Stock are then convertible into Common Stock.

                  (b) In the event that, pursuant to applicable law, the holders of the Series A Preferred Stock are required to vote as a single class separate and apart from the Common Stock, each holder of Series A Preferred Stock shall be entitled to one vote per share of Series A Preferred Stock.

         4.       Conversion into Common Stock.

                  (a) (i) All of the issued and outstanding shares of the Series A Preferred Stock will be converted automatically, without any required act or deed on the part of the holders thereof, in accordance with the provisions of that certain Agreement and Plan of Reorganization by and among the Corporation, SES Acquisition Corp. and The Trinity Group, Inc. dated as of January 1, 1999. In the event of such conversion, the provisions of Paragraph 4(a)(iii) and 4(c)through (k), inclusive, shall apply.

                      (ii) In the event the Series A Preferred Stock is not converted pursuant to Paragraph 4(a)(i) hereof, on the first anniversary of the Closing Date of that certain Debt Exchange Agreement dated as of January 1, 1999 among the Corporation and certain Creditors (as defined therein), then, as of such date, each holder of the Series A Preferred Stock will have the right to convert any or all of its shares of Series A Preferred Stock into shares of the Common Stock, $.01 par value, of the Corporation (the "Common Stock"), at the conversion rate (as hereinafter defined) (the "Conversion Rate") or, as to any shares of the Series A Preferred Stock called for redemption prior to the first anniversary of such Closing Date, at any time prior to the time and date of such

CUSIP No.    317929107          13D                       Page   7 of  25  Pages
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redemption (unless the Corporation defaults in the payment of the Redemption
Price, in which case such right shall not terminate at such time and date), to convert such shares into fully paid and non-assessable shares of Common Stock at the Common Stock Conversion Rate as of the Date of conversion.

                      (iii) No fractional shares of Series A Preferred Stock may be converted. If the number of shares of Series A Preferred Stock which may be converted pursuant to this Paragraph 4 includes a fractional share of Series A Preferred Stock, the number of shares of Series A Preferred Stock that may be converted shall be rounded up so that the amount of shares of Series A Preferred Stock subject to conversion is a whole number. If the shares of Series A Preferred Stock are held by more than one holder, the number of shares of Series A Preferred Stock which may be converted by each such holder shall be such holder's pro rata share of the then outstanding Series A Preferred Stock or such other percentage as may be jointly determined by all such shareholders. In determining the number of shares of Series A Preferred stock which may be converted by a holder of Series A Preferred Stock pursuant to Paragraph 4(a)(ii), if any fractional share of Series A Preferred Stock which is held by such holder is more than one-half share, such fractional share of Series A Preferred Stock shall be rounded up to a full share of Series A Preferred Stock and shall confer upon the holder thereof the right to immediately convert such share and if any fractional share of Series A Preferred Stock is less than or equal to one-half share of Series A Preferred Stock, such fractional share shall be rounded down to zero shares and shall confer no immediate conversion privilege on the holder with respect to such fractional share.

                  (b) The Conversion Rate shall mean the number of shares of Common Stock issuable upon conversion of one (1) share of Series A Preferred Stock. The Conversion Rate shall be one (1) share of Common Stock, subject to proper adjustment as provided in Paragraph 4(e) of this Statement.

                  (c) Conversion of the Series A Preferred Stock shall be effected by surrender of the certificate representing the shares of Series A Preferred Stock being converted to the transfer agent for the Series A Preferred Stock, or, if none shall have been appointed, to the Corporation, together with the form of notice of election to convert as may be provided from time to time by the Corporation.

                  (d) Shares of Series A Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the day of the surrender for conversion of the certificate therefor, together with the form of notice of election provided by the Corporation duly signed by the holder thereof, and the person or persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock as of such time. As promptly as practicable on or after the conversion date, the Corporation or its transfer agent shall issue and shall deliver a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with a cash payment in lieu of any fraction of any share, as hereinafter provided, to the person or persons entitled to receive the same.

                  (e) The Conversion Rate shall be subject to adjustment as follows:

CUSIP No.    317929107          13D                       Page   8 of  25  Pages
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                      (i) In case the Corporation shall, after the date on which this Amendment of the Restated Certificate of Incorporation of the Corporation is filed (the "Filing Date"), (A) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (B) subdivide, split or reclassify its outstanding Common Stock into a greater number of shares, (C) effect a reverse split or otherwise combine or reclassify its outstanding Common Stock into a smaller number of shares, or (D) issue any shares by reclassification of its shares of Common Stock, the Conversion Rate in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of the shares of Series A Preferred Stock converted after such date shall be entitled to receive the aggregate number and kind of shares which, if such shares had been converted immediately prior to such time, it would have owned upon such conversion and been entitled to receive upon such dividend. subdivision, combination or reclassification.
Such adjustment shall be made successively whenever any event listed in this Paragraph 4(e)(i) shall occur.

                      (ii) No increase or decrease in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent (1%); provided, however, that any adjustments which by reason of this Paragraph 4(e)(ii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Paragraph 4(e) shall be made to the nearest one-hundredth (1/100) of a share.

                      (iii) The Corporation may retain a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular accountants employed by the Corporation) to make any computation required by this Paragraph 4(e), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

                      (iv) In the event that at any time, as a result of an adjustment made pursuant to this paragraph 4(e), the holder of shares of Series A Preferred Stock thereafter shall become entitled to receive any shares of the Corporation, other than Common Stock, thereafter the number of such other shares so receivable upon conversion of shares of Series A Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Paragraph 4.

                      (v) In addition to the adjustments provided for in this Paragraph 4(e), the Corporation may modify the Conversion Rate in a manner which will increase the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock if the Corporation believes that such adjustment is necessary or desirable in order to avoid adverse Federal income tax consequences to the holders of the Common Stock.

                  (f) Whenever the Conversion Rate shall be adjusted as required by the provisions of Paragraph 4(e) of this Statement, the Corporation shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Conversion Rate, setting forth in reasonable detail the facts requiring such adjustment. Each such officers certificate shall be made available at all reasonable times for inspection by any holder of shares of Series A Preferred Stock, and the Corporation shall. forthwith after each such adjustment, mail a copy of such certificate by first class

CUSIP No.    317929107          13D                       Page   9 of  25  Pages
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mail to the holders of Series A Preferred Stock at such holders' addresses set forth in the Corporations books and records.

                  (g)      In case:

                           (i) the Corporation shall pay any dividend or make
any distribution upon Common Stock (other than a regular cash dividend payable out of retained earnings or cash); or

                           (ii) the Corporation shall offer to the holders of
Common Stock for subscription or purchase by them any share of any class or any other rights; or

                           (iii) any reclassification of the capital stock of
the Corporation consolidation or merger of the Corporation with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Corporation to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Corporation shall be effected; then in any such case, the Corporation shall cause to be mailed by fast class mail to the record holders of Series A Preferred Stock at least ten
(10) days prior to the date specified in (A) or (B) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (A) a record is to be taken for the purpose of such dividend, distribution or rights, or (B) such reclassification, consolidation, merger, conveyance, lease. dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up and the provisions of Paragraph 4(h) below shall be applicable..

                  (h) In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Corporation, or in case of any consolidation or merger of the Corporation into another corporation (other than a merger with a subsidiary in which merger the Corporation is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock or the class issuable upon conversion of Series A Preferred Stock) or in case of any sale, lease or conveyance to another corporation of the property of the Corporation as an entirety, the Corporation shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder of the Series A Preferred Stock shall have the right thereafter by converting the Series A Preferred Stock, to receive the land and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been received upon conversion of the Series A Preferred Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Statement. The foregoing provisions of this Paragraph 4(h) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

CUSIP No.    317929107          13D                      Page   10 of  25  Pages
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                  (i) No fractional shares or script representing fractional shares shall be issued upon the conversion of shares of Series A Preferred Stock. If, upon conversion of any share of Series A Preferred Stock as an entirety, the holder would, except for the provisions of this Paragraph 4(i) be entitled to receive a fractional share of Common Stock, then an amount equal to such fractional share multiplied by the fair market value per share of the Common Stock on the last business day prior to the date of conversion shall be distributed to the holder. The fair market value per share shall mean the closing price (or average of the closing high bid and low asked prices if there is no sale on such date) on the Nasdaq Stock Market or the New York or American Stock Exchange, if the Common Stock is admitted to trading or listed on such market or stock exchange, or if not so listed or admitted to trading, the average of the reported highest bid and lowest asked prices as reported by Nasdaq or the National Quotation Bureau. Inc. or similar reporting service selected by the Board of Directors, or if no such prices are available, the current market value shall be determined in good faith by the Board of Directors.

                  (j) The Corporation shall at all times reserve and keep available, free from preemptive right out of its authorized but unissued Common Stock the full number of shares of Common Stock then issuable upon the conversion of all shares of Series A Preferred Stock then outstanding.

                  (k) The Common Stock issuable upon conversion of the Series A Preferred Stock shall, when so issued, be duly and validly authorized and issued, fully paid and non-assessable.

         5.       Liquidation Rights

         (a) (i) In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of the Series A Preferred Stock shall be entitled to receive One Dollar ($1.00) per share, plus declared and unpaid dividends before any payment or distribution upon dissolution, liquidation or winding up shall be made on any series or class of capital stock ranking junior to Series A Preferred Stock as to such payment or distribution, and after all such payments or distributions have been made on any series or class of capital stock ranking senior to the Series A Preferred Stock as to such payment or distribution.

                  (ii) After payment of the preference set forth in Paragraph 6(a)(i) of this Statement of Designation the holders of the Series A Preferred Stock shall have no further rights on liquidation, dissolution or winding up.

         (b) The sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall be deemed a voluntary dissolution, liquidation or winding up of the Corporation for purposes of this Paragraph 5. The merger or consolidation of the Corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the Corporation, shall not be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Paragraph 6; provided, however, that the merger or consolidation of the Corporation into another corporation shall be deemed to be a voluntary dissolution, liquidation or winding up of the Corporation for the purposes of this Paragraph 5, unless either (i) the holders of all shares of Series A Preferred Stock outstanding upon the effectiveness of such merger or consolidation shall have

CUSIP No.    317929107          13D                      Page   11 of  25  Pages
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the right, upon such effectiveness, to receive for each share of Series A
Preferred Stock held by them upon such effectiveness, one share of preferred stock of the resulting or surviving corporation, which share shall have, to the extent practicable, dividend and voting rights and rights upon dissolution, liquidation or winding up reasonably equivalent to those of such share of Series A Preferred Stock, and shall have the right to convert such share of preferred stock into the number of shares of stock or other securities or property receivable upon such merger or consolidation, as the case may be, by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock was convertible immediately prior to such merger or consolidation, subject to adjustment as provided in Paragraph 4 of this Statement, (ii) each holder of the shares of Series A Preferred Stock shall be entitled to receive upon the effectiveness of such merger or consolidation in exchange for such holders shares of Series A Preferred Stock the number of shares of stock or other securities or property receivable upon such merger or consolidation, as the case may be, as such holder would have received had it converted its Series A Preferred stock into Common Stock immediately prior to such merger or consolidation, or (iii) the merger or consolidation was approved by the holders of a minority of the shares of Series A Preferred Stock then outstanding either at a meeting of such stockholders or by a written consent in lieu of a meeting. The provisions of this Paragraph 5(b) shall not be construed to limit the obligations of the Corporation pursuant to Paragraph 4(h) of this statement of Designation.

                  (c) In the event the assets of the Corporation available for distribution to the holders of shares of Series A Preferred Stock upon dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to Paragraph 5(a)(i) of this Statement, no such distribution shall be made on account of any shares of any other class or series of capital stock of the Corporation ranking on a parity with the shares of Series A Preferred Stock upon such dissolution, liquidation or winding up unless proportionate distributive amounts shall be paid on account of the shares of Series A Preferred Stock, ratably, in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

                  (d) Upon the dissolution, liquidation or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to Paragraph 5(a)(i) of this Statement before any payment shall be made to the holders of any class of capital stock of the Corporation ranking junior upon liquidation to the Series A Preferred Stock.

        6. Rank of Series. For purposes of this Statement, any stock of any series or class of the Corporation shall be deemed to rank:

                  (a) prior to the shares of Series A Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of Series A Preferred Stock;

CUSIP No.    317929107          13D                      Page   12 of  25  Pages
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                  (b) on a parity with shares of Series A Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share or sinking fired provisions, if any, be different from those of Series A Preferred Stock, if the holders of such stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority, one over the other, as between the holders of such stock and the holders of shares of Series A Preferred Stock; and

                (c) junior to shares of Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up, as the case may be, if such class shall be Series B Preferred Stock or Common Stock or if the holders of shares of Series A Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of such class or classes.

        7. No Preemptive Rights. No holder of shares of the Series A Preferred Stock shall, as such holder, be entitled as of right to purchase or subscribe for any shares of stock of the Corporation of any class or any series now or hereafter authorized or any securities convertible into or exchangeable for any shares, or any warrants, options, rights or other instruments evidencing rights to subscribe for or purchase any such shares, whether such shares, securities, warrants, options, rights or other instruments be unissued or issued and thereafter acquired by the Corporation.

        8. Transfer Agent and Registrar. The Corporation may appoint a transfer agent and registrar for the issuance, transfer and conversion of the Series A Preferred Stock and for the payment of dividends to the holders of the Series A Preferred Stock.

        9. Creation of Other Preferred Stock. The Corporation is not restricted from creating other series of Preferred Stock which may be senior or junior to or on a parity with the Series A Preferred Stock as to dividends and/or on the voluntary or involuntary dissolution, liquidation or winding up of the Corporation without the consent of the holders of the Series A Preferred Stock.

        IN WITNESS WHEREAS, the undersigned, being all of the directors of the Corporation, have executed this Certificate for and on behalf of the Corporation this 28th day of April 1999.


                       -----------------------------------
                              GORDON R. MOLESWORTH,
                                    Director



                                FRED SONNENFELD,
                                    Director

CUSIP No.    317929107          13D                      Page   13 of  25  Pages
          ---------------                                     -----   ----


                               THOMAS T. HARDING,
                                    Director

CUSIP No.    317929107          13D                      Page   14 of  25  Pages
          ---------------                                     -----   ----

                                    Exhibit B

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     between

                               FINGERMATRIX, INC.

                                       and

                             THE TRINITY GROUP, INC.


         AGREEMENT AND PLAN OF REORGANIZATION dated this 28th day of April, 1999 between FINGERMATRIX, INC., a New York corporation formerly located at 145 Palisade Street, Dobbs Ferry, New York 10522 ("Fingermatrix" or the "Company") and THE TRINITY GROUP, INC., a Delaware corporation having an office at 21346 St. Andrews Boulevard, Suite 137, Boca Raton, FL 33433 ("Trinity").

                               W I T N E S S E T H

         WHEREAS, the Company desires to acquire from Trinity and Trinity desires to exchange with the Company all of the issued and outstanding shares of the capital stock SES ACQUISITION CORP., a Delaware corporation ("SESA") in exchange for 85% of the equity and voting power of the Company, all upon the terms and conditions hereinafter set forth and for the purposes of carrying out a share exchange pursuant to Section 913 of the New York BCL and a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986; and

         WHEREAS, in order to carry out the foregoing objectives, the parties hereto desire to enter into and adopt this Agreement and Plan of Reorganization;

         NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

 1. Definitions.  For the purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

    a. "Closing" shall mean the consummation of the transaction to occur on the Closing Date (as hereinafter defined) pursuant to this Agreement.

    b. "Closing Date" shall mean April 15, 1999 or such later date upon which the parties hereto may agree.

CUSIP No.    317929107          13D                      Page   15 of  25  Pages
          ---------------                                     -----   ----

    c. "Common Stock" shall mean shares of the common stock, $.01 par value, of the Company.

    d. "Creditors" shall mean the persons defined as Creditors in the Debt Exchange Agreement (as hereinafter defined).

    e. "Debt Exchange Agreement" shall mean that certain agreement dated as of January 1, 1999, by and between the Company and the persons whose names appear on Exhibit A to such agreement.

    f. "Intellectual Property" shall mean the rights and property referred to in Paragraph 2(a)(vi) of this Agreement.

    g. "Noteholders" shall mean the persons defined as Noteholders in the Debt Exchange Agreement.

    h. "Notes" shall mean the four promissory notes of Fingermatrix referred to and defined as the Notes in the Debt Exchange Agreement.

    i. "Notices" shall mean all notices, consents, requests, demands and other communications required or permitted under this Agreement.

    j. "Series A Preferred Stock" shall mean Series A 2% Voting
        Convertible Preferred Stock of the Company.

 2. Warranties and Representations.

    a. The Company hereby warrants and represents as follows:

       (i) The Company is and on the Closing Date will be a corporation duly organized, validly existing and in good standing under the laws of the State of New
            York.

       (ii) The Company has not conducted any business operations, other than a search for investment capital, a source of debt financing, an entity to buy the Company or its business, a merger or joint venture partner since October 15, 1997.

       (iii) The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share of which 9,428,393 shares of the Common Stock and no shares of the Preferred Stock are issued and outstanding on the date hereof and 1,186,500 shares of the Common

CUSIP No.    317929107          13D                      Page   16 of  25  Pages
          ---------------                                     -----   ----

              Stock are reserved for issuance upon the exercise of outstanding options and warrants.

       (iv) The Company has and prior to the Closing Date will have no affiliates or subsidiaries. The Company does not own or control and on the Closing Date will not own or control any of the capital stock of any corporation.

       (v)   (A) The books of account of the Company fairly and correctly reflect the Company's income, expenses, assets and liabilities in accordance with generally accepted accounting principles consistently applied;
             (B) the financial statements of the Company as at and for the years ended September 30, 1996, 1995 and 1994, prepared and certified by Farber, Blicht & Eyerman, LLP, including the related notes, fairly present the financial position of the Company as of said dates and the results of its operations for such years;
             (C) the unaudited financial statements of the
                  Company as at and for the nine-month period ended June 30, 1997, including the related notes, if any, fairly present the financial position of the Company as of said date and the results of its operations for said period; and

             (D) to the best of the Company's knowledge and belief, said financial statements show all material liabilities and commitments of the Company, direct or contingent, as of said dates and, to the best of the Company's knowledge and belief, the Company has no material liabilities or commitments, direct or contingent, that are not reflected in said financial statements except such current liabilities as have been incurred since the dates thereof in the ordinary course of business and unpaid New York State Liability in the aggregate amount of $4,500.

       (vi) As of the Closing date, any and all intellectual property of the Company including, but not limited to, copyrights, trademarks, trade names and registrations therefor, licenses, inventions, letters patent, applications for letters patent and patent license rights, in any form or medium, in the possession of a director of the Company, has been physically returned to the Company.

       (vii) The Company has not filed any federal tax returns for fiscal years subsequent to 1996.

       (viii) The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of the Certificate of Incorporation or By-laws of the Company or result in the breach of any term or provision of, or constitute a default or result in the acceleration of any obligation under, any loan agreement, indenture, financing agreement

CUSIP No.    317929107          13D                      Page   17 of  25  Pages
          ---------------                                     -----   ----

               or any other agreement or instrument of any kind to which the Company is a party.

       (ix) When approved, executed and delivered by the Board of Directors of the Company, this Agreement will have been duly and validly authorized, executed and delivered and all requisite corporate action will have been taken so that this Agreement will be valid and binding upon and enforceable against the Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors' rights and by general principles of equity.

    (b) Trinity hereby warrants and represents as follows:

                  (i) Trinity is and on the Closing Date will be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and entitled to own its properties and to conduct its business in the places where such properties are now owned and such business is now conducted.

                  (ii) The execution, delivery and performance of this Agreement by Trinity has been duly and validly authorized and all requisite corporation action and upon execution and delivery it will be valid and binding upon Trinity in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors' rights and by general principles of equity.

                  (iii) It is the record and beneficial owner, free and clear of all liens and encumbrances, of all of the issued and outstanding shares of the capital stock of SESA.

                  (iv) The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of the Certificate of Incorporation or Bylaws of Trinity or result in the breach of any term or provision of, or constitute a default or result in the acceleration of any obligation under, any agreement or other instrument to which SESA is a party.
                  (vii) SESA is and on the Closing Date will be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and entitled to own its properties and to conduct its business in the places where such properties are now owned and such business is now conducted.

                  (viii) The execution, delivery and performance of this Agreement by SESA has been duly and validly authorized and all requisite corporation action and upon execution and delivery it will be valid and binding upon SESA in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors' rights and by general principles of equity.

CUSIP No.    317929107          13D                      Page   18 of  25  Pages
          ---------------                                     -----   ----


                  (ix) The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of the Certificate of Incorporation or Bylaws of SESA or result in the breach of any term or provision of, or constitute a default or result in the acceleration of any obligation under, any agreement or other instrument to which SESA is a party.

                  (x) The unaudited combined financial statements of Sequential Electronic Systems, Inc., a Delaware corporation ("SES") and FMX Inc., a Delaware corporation ("FMX") and unaudited financial statement of S-Tech, Inc., a Delaware corporation ("S-Tech") as at and for the year ended December 31, 1998, true, correct and complete copies of which have been delivered to Fingermatrix, fairly present, in all material respects, the financial position of SES, FMX and S-Tech as of said dates and the results of their operations for such years. The unaudited Balance Sheet as at December 31, 1998 constituting a part of such financial statements shows that SES, FMX, Inc., and S-Tech, Inc. have a combined net worth in excess of $1,500,000. Copies of such financial statements are annexed hereto Exhibit A and incorporated herein by this reference.

                  (xi) On the Closing Date, SESA will be the owner, free and clear of all liens and encumbrances (except the lien created by that certain Pledge Agreement dated as of January 1, 1998, among Lewis S. Schiller, SES and Carol Schiller, of 50.1% of the issued and outstanding shares of FMX. and 100% of the issued and outstanding shares of SES and S-Tech.
 Inc. and SES.

    (c) Notwithstanding any investigation conducted before or after the Closing, and notwithstanding any actual or implied knowledge or notice of any facts or circumstances which any party may have as a result of such investigation or otherwise, the parties shall be entitled to rely upon the warranties and representations set forth herein, and the obligations of the parties with respect thereto shall survive the closing and continue in full force and effect until the third anniversary of the Closing Date, at which time all warranties and representations set forth in this Agreement and all liability of the parties with respect thereto shall terminate.

1.      The Closing.

        (a)      On the Closing Date, the Company will:

                 (i) Cause to be filed with the Secretary of State of New York the Certificate of Amendment to the Restated Certificate of Incorporation of the Company, in the form annexed hereto as Exhibit 1 and incorporated herein by this reference.

CUSIP No.    317929107          13D                      Page   19 of  25  Pages
          ---------------                                     -----   ----


                  (ii) Certify that it has in its possession all of the Intellectual Property of the Company in whatever form or medium and with all manuals, instructions and the like, and all sales and marketing information, contracts and agreements which was, prior to the Closing Date, in the possession of any of the Company's Directors;

                  (iii) Deliver to Trinity a mutual termination without cost to Trinity of the Employment Agreement between the Company and Thomas T. Harding;

                  (iv) Deliver to Trinity a mutual termination without cost to Trinity of the Consulting Agreement between the Company and Newell & Storr & Co., Inc.

                  (v) Deliver to Trinity fully executed Debt Exchange Agreements between the Company and all of the Creditors and Noteholders;

                  (vi) Issue and deliver to the Creditors and Noteholders certificates for an aggregate of 6,346 shares of the Series A Preferred Stock, as provided for in the Debt Exchange Agreement;

                  (vii) Issue and deliver to Trinity a certificate for 93,654 shares of the Series A Preferred Stock ;

                  (viii) Issue and deliver to Trinity certificates registered in the name of The Trinity Group, Inc. for 10,571,607 shares of the Common Stock; and

                  (ix) reserve 271,650 shares of the Common Stock for issuance upon the exercise of outstanding warrants and options of the Company; and

         (b) On the Closing Date the directors of the Company will submit seriatim resignations and elect or appoint three nominees of Trinity to fill the vacancies created by such resignations. Such nominees, when duly elected or appointed, will take over the management of the Company.

         (c) On the Closing Date, Trinity will convey or cause to be conveyed to the Company all of the issued and outstanding shares of each class of the capital stock of SESA.

 4. Conditions Precedent. All of the representations and warranties of the parties hereto shall be true as of the Closing Date.

 5. Conditions Subsequent:

CUSIP No.    317929107          13D                      Page   20 of  25  Pages
          ---------------                                     -----   ----

         (a) As soon as practicable following the Closing hereunder, the newly formed board of directors of the Company will undertake to call and hold a special meeting of the Fingermatrix shareholders for the purpose of obtaining shareholder approval to increase the authorized capital of the Company so as to permit the conversion of the Series A Stock and, upon completion of such conversion, to reverse split the Common Stock so that there will remain 5,000,000 shares of Common Stock, $.01 par value, issued and outstanding. In connection with such meeting, the Company will cause to be prepared and circulated among the security holders of the Company an Information Statement (the "Information Statement") with respect to the Company which shall be prepared, filed and distributed in accordance with the provisions of Section 14(c) of the Securities Exchange Act of 1934, as amended, and Rule 14C promulgated thereunder. The documented cost of the preparation of such Information Statement, including legal and accounting fees, printing costs and distribution costs, will be borne by Trinity.

         (b) Upon the authorization and filing of the documentation necessary to increase the authorized capital of the Company as aforesaid, and without further act or deed, the shares of the Series A Preferred Stock held by the Creditors, Noteholders and Trinity will be converted into 74,283,930 shares of the Common Stock of which the Creditors and Noteholder will be entitled to 4,714,197 shares, pursuant to the terms of the Certificate of Designation, Rights and Preferences of the Series A Preferred Stock and the Debt Exchange Agreement and Trinity will be entitled to 69,569,733 shares;

         (c) Upon the authorization by the Fingermatrix shareholders, as provided in Paragraph 5(a) above, and without further act or deed, the issued and outstanding shares of the Common Stock of the Company will be reverse split on a 18.85679 shares for 1 share basis so that there will be 5,000,000 shares of the Common Stock issued and outstanding;

 6. Covenants of SESA.

         (a) Within ten (10) days of becoming a holder of ten percent (10%) or more of the Common Stock of Fingermatrix, Trinity will file with the SEC a Form 3 reflecting its acquisition of shares of the Common Stock hereunder.

         (b) On the Closing Date, the Company will file a Form 8-K with the SEC, reporting the transactions that took place at the Closing.

 7.      Miscellaneous.

         (a) This Agreement, including the Disclosure Schedule Exhibits hereto and documents to be delivered at Closing, constitute the sole and entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, representations, warranties, statements,

CUSIP No.    317929107          13D                      Page   21 of  25  Pages
          ---------------                                     -----   ----

                  promises, arrangements and understandings, whether oral or written, express or implied, among the parties hereto with respect to the subject matter hereof and may not be changed or modified except by an instrument in writing signed by the party or parties to be bound thereby. This Agreement has been subject to the mutual consultation, negotiation and agreement of the parties hereto and shall not be construed for or against any party hereto on the basis of such party having drafted this Agreement.

         (b) All Notices shall be in writing and delivered personally or by a nationally recognized overnight courier service, receipt acknowledged, or mailed by registered or certified mail, postage prepaid, return receipt requested, addressed to the parties hereto as follows (or to such other address as any of the parties hereto shall specify by Notice given in accordance with this provision):

                           (i)      If to Fingermatrix, to:
                                    Fingermatrix, Inc.
                                    c/o Gordon Molesworth
                                    1091 W. Calle Excelso
                                    Green Valley, AZ 85614


                           (ii)     If to Trinity, to:
                                    The Trinity Group, Inc.
                                    21346 St. Andrews Boulevard
                                    Suite 137
                                    Boca Raton, FL 33433

                                    with a copy to:
                                    Jerold K. Levien, Esq.
                                    30 Jean Drive
                                    Englewood Cliffs, NJ 07632.

 All such Notices shall be deemed given when personally delivered as aforesaid, or, if mailed as aforesaid, on the third business day after the mailing thereof or on the day actually received, if earlier, except for a notice of a change of address which shall be effective and deemed to have been given only upon receipt.

         (c) No party hereto may assign this Agreement or its or their respective rights, benefits or obligations hereunder without the written consent of the other parties hereto.

         (d) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors, heirs, personal representatives, administrators, executors and permitted assigns. Nothing contained in this Agreement is

CUSIP No.    317929107          13D                      Page   22 of  25  Pages
          ---------------                                     -----   ----

                  intended to confer upon any person or entity, other than the parties hereto, or their respective successors, heirs, personal representatives, administrators, executors or permitted assigns, any rights, benefits, obligations, remedies or liabilities under or by reason of this Agreement.

         (e) No waiver of any provision of this Agreement or of any breach thereof shall be effective unless in writing and signed by the party to be bound thereby. The waiver by any party hereto of a breach of any provision of this Agreement, or of any representation, warranty, obligation or covenant in this Agreement by any other party hereto, shall not be construed as a waiver of any subsequent breach of the same or of any other provision, representation, warranty, obligation or covenant of such other party, unless the instrument of waiver expressly so provides.

         (f) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, with respect to contracts made and to be fully performed therein, without regard to the conflicts of laws principles thereof. The parties hereto hereby agree that any suit or proceeding arising under or as a result of this Agreement or the consummation of the transactions contemplated hereby, shall be brought solely in a federal or state court located in the City, County, and State of New York. By their execution hereof, the parties hereto consent and irrevocably submit to the in personam jurisdiction of the federal and state courts ----------- located in the City, County and State of New York and agree that any process in any suit or proceeding commenced in such courts under this Agreement may be served upon them personally or by certified or registered mail, return receipt requested, or by a nationally recognized overnight courier service, with the same force and effect as if personally served upon them in such County and State. The parties hereto each waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense of lack of in -- personam jurisdiction with respect thereto. --------

         (g) The parties hereto hereby agree that, at any time and from time to time after the date hereof and through and after the date of execution hereof, upon the reasonable request of any party hereto, they shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, deeds, assignments, transfers, conveyances, and assurances as may be reasonably required to more effectively consummate this Agreement and the transactions contemplated thereby or to confirm or otherwise effectuate the provisions of this Agreement.

CUSIP No.    317929107          13D                      Page   23 of  25  Pages
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         (h)      Each party hereto represents and warrants to the other that it has been represented by independent counsel of its own choosing in connection with the negotiation, preparation, and consummation of this Agreement. In the event of any action or proceeding instituted by any party hereto to enforce the provisions of this Agreement, the party prevailing therein shall be entitled to reimbursement by the other party of the reasonable legal costs and expenses incurred by the prevailing party in connection therewith.

         (i) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which when taken together, shall constitute one and the same instrument.

         (j) The Paragraph headings used in this Agreement have been used for convenience of reference only and are not to be considered in construing or interpreting this Agreement.
         (k) If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the undersigned have signed this Agreement this 28th day of April, 1999.

 ATTEST:                            FINGERMATRIX, INC.

                                       By:

         Gordon R. Molesworth,                              Thomas T. Harding,
         Secretary                                          President


 ATTEST:                            THE TRINITY GROUP, INC.

                                       By:

CUSIP No.    317929107          13D                      Page   24 of  25  Pages
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                                    Exhibit C

                            CERTIFICATE OF CORRECTION
                                       OF
          CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                                       OF
                               FINGERMATRIX, INC.


                            Under Section 105 of the
                            Business Corporation Law



         The undersigned, being, respectively, the President and Secretary of FINGERMATRIX, INC. (the "Corporation"), hereby certify and set forth as follows:


   FIRST:  The name of the Corporation is FINGERMATRIX, INC.


   SECOND: The date the certificate to be corrected was filed with the department of State is the 20th day of August, 1999.


   THIRD:  The provisions in the Certificate as corrected are as follows:


         (a) The paragraph immediately following the five numbered paragraphs on page one of the Certificate is corrected to add "(b)" after the numeral "4;" it should read as follows:

                  Paragraphs 1 and 4(b) of the Statement of the Powers, Designations, Preferences, Privileges, Rights and Restrictions of the Series A 2% Voting Convertible Redeemable Preferred Stock of the Corporation are hereby amended, in their entirety, to read as follows:


         (b) The words "seven hundred forty-two and nine-tenths" appearing in paragraph

CUSIP No.    317929107          13D                      Page   25 of  25  Pages
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numbered 4(b) on page 2 of the Certificate is corrected to read "seven hundred forty-two and eight-tenths (742.8)" and should read as follows:

              "4.(b) The Conversion Rate shall mean the number of shares of Common Stock issuable upon conversion of one (1) share of Series A Preferred Stock. The Conversion Rate shall be seven hundred forty-two and eight-tenths (742.8) shares of Common Stock, subject to proper adjustment as provided in Paragraph 4(e) of this Statement."


             IN WITNESS WHEREOF, we hereunto sign our name this 20th day of August, 1999, and affirm that the statements contained herein are true under the penalties of perjury.


                               FINGERMATRIX, INC.



                       -----------------------------------
                          Lewis S. Schiller - President




                       -----------------------------------
                           Grazyna B. Wnuk - Secretary